ESQUIRE FINANCIAL HOLDINGS, INC.
100 Jericho Quadrangle, Suite 100
Jericho, New York 11753

April 30, 2024

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Esquire Financial Holdings, Inc.
Registration Statement on Form S-3 (Registration No. 333-278832)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Esquire Financial Holdings, Inc., a Maryland corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 2:00 p.m., Eastern Time, on May 2, 2024, or as soon thereafter as is practicable.

Very truly yours,

/s/ Andrew C. Sagliocca
Andrew C. Sagliocca Vice Chairman, President and Chief Executive Officer (Duly Authorized Representative)